UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MINK THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603693102

(CUSIP Number)

Garo H. Armen, Ph.D.

Chairman and CEO

Agenus Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45249V 107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Agenus Inc. (“Agenus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,522,157
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,522,157
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,522,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is calculated based upon 34,422,063 shares of the Issuer’s Common Stock reported to be outstanding as of May 5, 2023, as disclosed in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

Page 3 of 5 Pages

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 28, 2021 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.00001 per share (“Common Stock”) of MiNK Therapeutics, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on May 3, 2023 (“Amendment No. 1”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

(c) Schedule A to Item 2(c) is hereby amended.

Item 3.	Source and Amount of Funds or Other Consideration

Agenus used approximately $231,983 from its working capital to purchase the shares of Common Stock described herein between May 3 and May 11, 2023.

Item 4.	Purpose of Transaction

Agenus purchased the shares of Common Stock described herein for investment purposes. Neither Agenus, nor any of the directors and executive officers identified on Schedule A to this Schedule 13D, have any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, but Agenus will evaluate its options, including potential future distribution of shares of the Issuer to the Agenus’s stockholders. Agenus reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	Agenus has sole power to vote and dispose of the securities of the Issuer held by it.

(c)	Since the filing of Amendment No. 1, Agenus made the following purchases of shares of Common Stock:

Trade Date	Amount of Shares	Price per Share	Per Share Price Range*	Where/How Effected
5/3/2023	128,689	$1.0789	$0.9144 - $1.20	Open Market
5/4/2023	21,473	$1.2223	$1.20 - $1.25	Open Market
5/5/2023	200	$1.25	N/A	Open Market
5/10/2023	22,065	$1.509	$1.47 - $1.54	Open Market
5/11/2023	23,361	$1.4275	$1.38 - $1.495	Open Market

*	Agenus Inc. undertakes to provide (upon request by the SEC staff, the issuer or a security holder of the issuer) full information regarding the number of shares purchased at each separate price.

Also, on May 1, 2023, Agenus paid its previously announced pro rata stock dividend (the “Dividend”) consisting of an aggregate of 5,006,397 shares of Common Stock held by Agenus (the “Dividend Shares”) to record holders of Agenus’s common stock (such stock, the “Agenus Common Stock”) as of April 17, 2023 (the “Record Date”). Agenus distributed 0.0146 of a share of the Common Stock for each share of Agenus Common Stock outstanding as of the close of business on the Record Date. Amendment No. 1 inadvertently underreported the number of Dividend Shares distributed to record holders of Agenus Common Stock as of the Record Date by 18,316 shares.

(d)	Not applicable

(e)	Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023	Agenus Inc.

	By:	/s/ Garo H. Armen, Ph.D.
Name: Garo H. Armen, Ph.D.
Title: Chairman and CEO

Page 5 of 5 Pages

Schedule A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Agenus Inc.

Executive Officers and Directors of Agenus

The business address of each director and executive officer is c/o Agenus Inc., 3 Forbes Road, Lexington, MA 02421. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Garo H. Armen, PH.D. Chairman and Chief Executive Officer	Chief Executive Officer, Agenus

Brian Corvese Independent Director	President and Founder of Vencor Capital

Susan Hirsch Independent Director	Retired Managing Director and Portfolio Manaer at Nuveen, a TIAA company.

Allison Jeynes-Ellis[1] Independent Director	Chief Executive Officer of Avillion LLP

Ulf Wiinberg[2] Independent Director	Chief Executive Officer of X+VAX Technology A.S.

Timothy R. Wright Independent Director	Chief Executive Officer of MiMedX Group, Inc.

Steven O’Day, MD Chief Medical Officer	Chief Medical Officer, Agenus

Christine M. Klaskin Vice President, Finance	Vice President, Finance, Agenus

[1]	Citizen of the United Kingdom.
[2]	Citizen of Sweden.